UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Submission of Matters to a Vote of Security Holders.

At 10:00 a.m. Sydney time on August 28, 2020 (8:00 p.m. New York time on August 27, 2020), Naked Brand Group Limited (the “Company”) held its Annual General Meeting of Shareholders (“AGM”). Under the Company’s constitution and Australian law, a quorum was present. The items of business considered by the Company’s shareholders at the AGM and a final tabulation of votes cast for and against each proposal, as well as the number of abstentions and broker non-votes with respect to each proposal, are set forth below:

1. To consider the following ordinary resolution for the election of Andrew Shape as director: “THAT, Mr Andrew Shape, having been appointed as a Director on 19 June 2018, retires as a Director of the Company in accordance with the Constitution and, being eligible and having offered himself for election, be elected as a director of the Company.”

For	Against	Abstain	Broker Non-Vote
2,681,144	877,923	452,199	1,269,012

Based on the results set forth above, the Company’s shareholders elected Mr. Shape as a director.

2. To consider the following special resolution for the ratification of the appointment of BDO Audit Pty Ltd. (“BDO”) as the auditor of the Company: “THAT, the appointment of BDO Audit Pty Ltd as auditor of the Company is ratified and approved.”

For	Against	Abstain	Broker Non-Vote
4,225,457	571,315	483,506	—

Based on the results set forth above, the Company’s shareholders approved the ratification of the appointment of BDO.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801 and 333-243751) and the prospectuses included therein.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 31, 2020

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman

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